UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the six-month period ended June 30, 2016.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-202829) filed with the Securities and Exchange Commission on March 17, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: August 12, 2016	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in (a) the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission (the "Commission") on March 31, 2016 and our Registration Statement on Form F-4, declared effective by the Commission on April 14, 2016 and (b) our other public filings from time to time. See also the discussion in the section entitled "Forward Looking Statements" below.
Unaudited Results of Operations
Six-months ended June 30, 2016 compared to the six-months ended June 30, 2015.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Six-months ended June 30,		Change
	2015	2016	Amount	%
REVENUES:
Total revenues	$835,299	$960,563	$125,264	15.0%

EXPENSES:
Drilling units operating expenses	295,711	256,998	(38,713)	(13.1)%
Depreciation and amortization	177,150	168,766	(8,384)	(4.7)%
General and administrative expenses	53,411	45,805	(7,606)	(14.2)%
Legal settlements and other, net	(2,630)	(6,677)	(4,047)	153.9%
Operating income	311,657	495,671	184,014	59.0%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(141,987)	(115,978)	26,009	(18.3)%
Interest income	6,827	1,286	(5,541)	(81.2)%
Loss on interest rate swaps	(10,061)	(6,547)	3,514	(34.9)%
Gain from repurchase of senior notes	-	125,001	125,001	-%
Other, net	(7,626)	(10)	7,616	(99.9)%
Total other income/(expenses), net	(152,847)	3,752	156,599	(102.5)%

INCOME BEFORE INCOME TAXES	158,810	499,423	340,613	214.5%
Income taxes	(42,797)	(55,335)	(12,538)	29.3%
NET INCOME	$116,013	$444,088	$328,075	282.8%

Revenues
Revenues from drilling contracts increased by $125.3 million, or 15.0%, to $960.6 million for the six-month period ended June 30, 2016, as compared to $835.3 million for the six-month period ended June 30, 2015. The increase is mainly attributable to the increased revenues from the Ocean Rig Skyros and the Ocean Rig Apollo of $207.9 million in aggregate, due to the increased operating days, from 64 operating days in 2015 to 364 operating days in 2016. The operating days of the Ocean Rig Apollo includes the period that the unit received a termination fee amounting to $65.5 million for the six-month period ended June 30, 2016. The Ocean Rig Olympia contributed $16.1 million more due to the recognition of termination fees amounting to $54 million in the six-month period ended June 30, 2016(see also Recent Developments).The increase was partly offset by decreased revenues of $118.9 million in aggregate for both the Eirik Raude and the Leiv Eiriksson due to the decreased operating days from 364 days in 2015 to 133 days in 2016.The Ocean Rig Poseidon contributed $25.2 million less during this period, mainly due to the decreased average dayrate.
During the six-month periods ended June 30, 2015 and 2016, we recorded 89.6% and 68.8% utilization (excluding the period covered by termination fee), respectively.  Furthermore, our fleet under contract achieved an earnings efficiency of 95.3% for the six-month period ended June 30, 2016, as compared to 97.9% for the six-month period ended June 30, 2015.
Operating expenses
Drilling units operating expenses decreased by $38.7 million, or 13.1%, to $257.0 million for the six-month period ended June 30, 2016, compared to $295.7 million for the six-month period ended June 30, 2015 due to the cost-reduction initiatives implemented.  This decrease was partly offset by the increased operating expenses of the Ocean Rig Apollo and the Ocean Rig Skyros, due to the increased number of operating days during the six-month period ended June 30, 2016, as compared to the same period in 2015.
Depreciation and amortization
Depreciation and amortization expense decreased by $8.4 million, or 4.7%, to $168.8 million for the six-month period ended June 30, 2016, as compared to $177.2 million for the six-month period ended June 30, 2015.  The decrease in depreciation and amortization expense was mainly attributable to the decrease in depreciation expense of the Leiv Eiriksson and the Eirik Raude amounting to $14.9 million, in aggregate, due to the lower depreciable value of these drilling units as a result of the impairment charge that was recognized during the previous year.  This decrease, was partially offset by the increase in depreciation of $1.8 million of the Ocean Rig Corcovado and $5.5 million of the Ocean Rig Apollo that was delivered in March 2015.  The depreciation expense charged for the remaining drilling units for the six-month period ended June 30, 2016 was consistent with that charged in the corresponding period in 2015.
General and administrative expenses
General and administrative expenses decreased by $7.6 million, or 14.2%, to $45.8 million for the six-month period ended June 30, 2016, as compared to $53.4 million for six-month period ended June 30, 2015, due to the decreased operating costs of our corporate offices.
Legal settlements and other, net
Legal settlements and other, net increased by $4.1 million, or 157.7%, to $6.7 million for the six-month period ended June 30, 2016, as compared to $2.6 million for the six-month period ended June 30, 2015.  This increase relates mainly to the gain from an insurance claim during the six-month period ended June 30, 2016.
Interest and finance costs
Interest and finance costs decreased by $26.0 million, or 18.3%, to $116.0 million for the six-month period ended June 30, 2016, as compared to $142.0 million for the six-month period ended June 30, 2015.  The decrease in interest and finance costs is mainly associated with the lower level of debt during the six-month period ended June 30, 2016, as compared to the corresponding period in 2015, mainly due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes.

Interest income
Interest income decreased by $5.5 million, or 80.9%, to $1.3 million for the six-month period ended June 30, 2016, compared to $6.8 million for the six-month period ended June 30, 2015.  The decrease was mainly due to the interest income received from the $120 million Exchangeable Promissory Note provided to DryShips Inc. during the six-month period ended June 30, 2015
Loss on interest rate swaps
Loss on interest rate swaps decreased by $3.6 million, or 35.6%, to $6.5 million for the six-month period ended June 30, 2016, as compared to $10.1 million for the six-month period ended June 30, 2015.  The decrease for the six-month period ended June 30, 2016, were mainly due to decreased mark to market losses of outstanding swap positions
Gain from repurchase of Senior Notes
Gains from repurchase of Senior Notes of $125.0 million due to the repurchase of the 7.25% Senior Unsecured Notes and 6.50% Senior Secured Notes at a discount due to the market value at which the notes were trading were recognized for the six-month period ended June 30, 2016.  No such case existed for the relevant six-month period ended June 30, 2015.
Other, net
Other, net decreased by $7.6 million, or 100% to a loss of $0.01 million for six-month period ended June 30, 2016, compared to a loss of $7.6 million for the six-month period ended June 30, 2015. The decrease is mainly due to foreign currency exchange rate fluctuations between the United States Dollars (USD) and the Norwegian Krone (NOK), the Brazilian Real (BRL) and the Angolan Kwanza (AOA).
Income taxes
Income taxes increased by $12.5 million, or 29.2%, to $55.3 million for six-month period ended June 30, 2016, compared to $42.8 million for the six-month period ended June 30, 2015, which is mainly due to the increased revenues.  As our drilling units operate around the world, we may be subject to taxation in the various jurisdictions that we operate based on the relevant regulations.  Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.
Liquidity
As of June 30, 2016, we had $866.7 million of cash and cash equivalents and $16.9 million restricted cash.
Our cash and cash equivalents increased by $132.0 million, or 18.0%, to $866.7 million as of June 30, 2016, compared to $734.7 million as of December 31, 2015 and our restricted cash increased by $4.2 million, or 33.1%, to $16.9 million as of June 30, 2016, compared to $12.7 million as of December 31, 2015.  The increase in our cash and cash equivalents was mainly due to cash provided by operating activities amounting to $448.8 million which was partly offset by cash used in financing activities amounting to $206.8 million.  Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt).  Our working capital surplus amounted to $851.7 million as of June 30, 2016, compared to $836.6 million as at December 31, 2015.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

As of June 30, 2016, we had total indebtedness of $4.1 billion under our senior secured credit facilities and secured notes, excluding unamortized deferred financing costs.  We were in compliance with all covenants related to our credit facilities as of June 30, 2016.
On February 11, 2016, the charterer of the Ocean Rig Apollo sent us a notice of termination for convenience of the drilling contract.  Under the $462 million Senior Secured Credit Facility, we were required to find a new Satisfactory Drilling Contract (as defined in the Loan agreement) by May 21, 2016.  Since we have not yet entered into a new drilling contract for the Ocean Rig Apollo, we are required under this facility to make a mandatory prepayment of approximately $145.9 million by August 22, 2016.
As of June 30, 2016, we had $1.6 billion of remaining installment payments under our drilling unit newbuilding contracts relating to our three newbuilding drilling units (see also Recent Developments).
Cash flow
Net cash provided by operating activities was $448.8 million for the six-month period ended June 30, 2016. For the six-month period ended June 30, 2016, net income of $444.1 was adjusted for the effects of certain non-cash items including $179.8 million of depreciation and amortization of deferred financing costs and $80.4 million for the movement in accounts receivable, which was partly offset by the gain of $125.0 million from the repurchase of senior notes.  Net cash provided by operating activities was $257.6 million for the six-month period ended June 30, 2015.
Net cash used in investing activities was $108.4 million for the six-month period ended June 30, 2016, compared to $537.4 million used in investing activities for the six-month period ended June 30, 2015. We made shipyard payments and expenditures related to drilling units machinery, equipment and other improvements of approximately $104.3 million, including the payment for the Ocean Rig Paros of $65.0 million, compared to $528.1 million in the corresponding period of 2015, including the payment for the delivery of the Ocean Rig Apollo of $394.8 million.  The increase in restricted cash was $4.2 million during the six-month period ended June 30, 2016, compared to an increase of $9.3 million in the corresponding period of 2015.
Net cash used in financing activities was $206.8 million for the six-month period ended June 30, 2016, compared to net cash provided by financing activities of $572.5 million for the six-month period ended June 30, 2015.  For the six-month period ended June 30, 2016, cash was used for the repurchase of senior notes amounting to $121.5 million, repurchase of common stock amounting to $49.9 million and principal payments amounting to $35.5 million, whereas, for the six-month period ended June 30, 2015, cash was provided mainly from proceeds from long–term debt amounting to $462.0 million and net proceeds from common stock issuance amounting to $192.7 million, which were partly offset by principal payments and repayments of long-term debt and payment of financing costs amounting to $31.9 million and dividend payments of $50.3 million.
Effect of exchange rate changes on cash was $1.6 million loss for the six-month period ended June 30, 2016 compared to no effect in the corresponding period of 2015.
Financing activities
Long-term debt
As of June 30, 2016, the Company was in compliance with the covenants in its credit facilities.

The annual principal payments required to be made after June 30, 2016, including balloon payments, totaling $4.1 billion due through July 2021, are as follows:

Twelve months ending:	Total (in thousands)
June 30, 2017	216,800
June 30, 2018	530,628
June 30, 2019	201,878
June 30, 2020	182,759
June 30, 2021 and thereafter	2,997,000
Total principal payments	4,129,065
Less: Deferred financing costs	(71,473)
Total debt	$4,057,592

Off-balance sheet arrangements
We do not have any off-balance sheet arrangements.
Recent developments
Employment Contracts
On January 21, 2016, ENI terminated its contract with us relating to the Ocean Rig Olympia. On April 27, 2016, we reached an agreement with ENI, according to which we are entitled to receive in two instalments a total payment of $54 million. The first installment of $25 million was received on May 17, 2016 and the balance is due by June 1, 2017. The full amount has been recognized during the first half ended June 30, 2016. As part of the agreement, we have also been awarded an extension of 81 days for the current contract of the Ocean Rig Poseidon at a daily gross operating rate of $115,000.
On June 16, 2016, we reached an agreement with Repsol Sinopec to terminate the contract of the Ocean Rig Mylos operating offshore Brazil against full payment of the remaining backlog.
Scheduled Survey
The Leiv Eiriksson completed, as planned, its 15-year class survey and scheduled equipment and winterization upgrades related to its next contract, and on July 18, 2016 mobilized on location in Norway to commence its previously announced contract with Lundin Norway AS. Out of an estimated cost for both the class survey and the upgrades of $21.1 million, an amount of $2.8 million related to the class survey are included under operating expenses and an amount of $8.2 million related to upgrades were deferred as of June 30, 2016. The balance will be accounted for in the third quarter of 2016.
Amendments to Newbuilding Contracts with Samsung Heavy Industries
On August 11, 2016, we entered into agreements with Samsung Heavy Industries ("SHI") to amend certain terms relating to contracts for the construction of our three seventh generation drillships (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively).
With respect to the Ocean Rig Santorini and the Ocean Rig Crete, SHI agreed to, among other things, postpone the delivery dates of these drillships to June 2018 and January 2019, respectively, and to release Ocean Rig UDW Inc. as the guarantor of the obligations of its drillship owning subsidiaries under the construction agreements with SHI (the "Corporate Guarantee").  In exchange for the forgoing, we agreed (1) with respect to the Ocean Rig Santorini, to pay an increased contract price of approximately $695 million (subject to certain adjustments and interest payments), which is payable as follows: (a) $159 million, which has been previously paid, (b) $150 million in connection with the agreement, (c) $35 million on or about January 2018 and (d) approximately $350 million upon the fifth anniversary of the delivery date; and (2) with respect to the Ocean Rig Crete, to pay an increased contract price of approximately $710 million (subject to certain adjustments and interest payments), which is payable as follows: (a) $108 million, which has been previously paid, (b) $48.5 million in connection with the agreement, (c) $32.5 million on or about June 2018 and (d) approximately $520 million upon the fifth anniversary of the delivery date.  If we fail to make the first installment payments in connection with these two agreements, the Corporate Guarantee will not be released.

With respect to the Ocean Rig Amorgos, we have agreed with SHI to suspend its construction for a period of up to 18 months (the "Suspension Period") and to release Ocean Rig UDW Inc. as the guarantor of the obligations of its drillship owning subsidiary under the construction agreements with SHI.  At any time during the Suspension Period, we may reinstate the contract for the construction of the Ocean Rig Amorgos on the same terms but the delivery date would be delayed by same amount of time the contract was suspended.  In the event the Suspension Period expires and the contract is not reinstated, SHI would retain the approximately $77 million that we have previously paid to it in connection with the construction of the Ocean Rig Amorgos and the parties' remaining respective obligations under the agreement will be terminated fully, without any additional obligation.
In addition, the parties have agreed to waive all past defaults and claims relating to contracts for the construction of the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos.
Strategic Alternatives
Given the ongoing distressed market environment as well as the consensus view that a recovery may not occur for several years we have engaged financial and legal advisors to assess the viability of our capital structure and alternatives that may be available to pursue.  In the recent period, we have been approached by several of our debt holders who have in certain cases also retained legal counsel and financial advisors.  While we have not made any specific decisions to do so, it is evident to us, and we believe, some of our creditors, that our debt obligations will need to be amended or exchanged for new debt and/or equity securities, and some debt holders may have little or no recovery on their investment. Notwithstanding that we do not have any material debt maturities before October 2017, we continue to explore and consider alternatives, which may include the possibility of a reorganization under U.S. bankruptcy laws or another jurisdiction so that we can continue to operate our business through this very difficult cycle with feasible prospects for strong, long-term success.
Supplemental Information
Ocean Rig UDW Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the Company's 7.25% Senior Unsecured Notes due 2019.
During the six-months ended June 30, 2016, we estimate that we will not exceed $43.1 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Ocean Rig.

Drill Rigs Holdings Inc. and its Operating Subsidiaries
Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "6.50% Senior Secured Notes") and each of its subsidiaries that is a guarantor of  the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drill Rigs Holdings Inc.  on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the 6.50% Senior Secured Notes.

	Year ended December 31, 2015	Six- months ended June 30, 2016
(Dollars in thousands)
Total assets	$742,778	$660,062
Total debt, net of financing fees	794,103	796,752
Shareholders equity	(95,897)	(176,133)
Total cash and cash equivalents	43,339	1,443

	Six-months ended June 30
	2015	2016
(Dollars in thousands)
Total revenue	$193,295	$74,401
EBITDA	$116,577	$35,662

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
(Dollars in thousands)	Six-months ended June 30
	2015	2016
Net income/ (loss)	$40,710	$(15,976)
Add: Net interest expense	27,871	28,215
Add: Depreciation and amortization	41,739	26,847
Add: Income taxes	6,257	(3,424)
EBITDA	$116,577	$35,662

Drillships Financing Holdings Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the Drillships Financing Holdings Inc. $1.9 billion Term Loan B Facility.

During the six-months ended June 30, 2016, we estimate that we will not exceed $43.1 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Drillships Financing Holdings Inc.

Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drillships Financing Holdings Inc., our wholly owned subsidiary and the issuer of $1.9 billion Term Loan B Facility (the "Term Loan B") and each of  its subsidiaries that is a guarantor of  the Term Loan B (collectively "Drillships Financing Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Financing Holdings Inc. on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the Term Loan B.

	Year ended December 31, 2015	Six-months ended June 30, 2016
(Dollars in thousands)
Total assets	$3,184,134	$3,207,101
Total debt, net of financing fees	1,814,746	1,809,430
Shareholders equity	1,265,391	1,321,255
Total cash and cash equivalents	155,945	250,285

	Six-months ended June 30
	2015	2016
(Dollars in thousands)
Total revenue	$325,080	$299,009
EBITDA	$170,587	$216,804

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations and efficiency. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Six-months ended June 30
	2015	2016
Net income	$27,996	$70,466
Add: Net interest expense	66,841	58,583
Add: Depreciation and amortization	76,032	76,138
Add: Income taxes	10,854	11,617
EBITDA	$181,723	$216,804

Drillships Ocean Ventures Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the Drillships Ocean Ventures Inc. $1.3 billion Senior Secured Term Loan B Facility.

During the six-months ended June 30, 2016, we estimate that we will not exceed $43.1 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling units of Drillships Ocean Ventures Inc.

Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drillships Ocean Ventures Inc. our wholly-owned subsidiary and the issuer of $1.3 billion Senior Secured Term Loan B Facility (the "New Term Loan B") and each of  its subsidiaries that is a guarantor of  the New Term Loan B (collectively "Drillships Ocean Ventures"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Ocean Ventures Inc. on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the New Term Loan B.

	Year ended December 31, 2015	Six-months ended June 30, 2016
(Dollars in thousands)
Total assets	$2,257,523	$2,177,140
Total debt, net of financing fees	1,257,484	1,253,080
Shareholders equity	866,879	836,471
Total cash and cash equivalents	4,226	31,657

	Six-months ended June 30
	2015	2016
(Dollars in thousands)
Total revenue	$185,660	$356,184
EBITDA	$105,149	$272,494

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Ocean Ventures measures its operations and efficiency. EBITDA is also presented herein because Drillships Ocean Ventures believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Six-months ended June 30
	2015	2016
Net income	$51,738	$162,832
Add: Net interest expense	37,884	37,684
Add: Depreciation and amortization	48,634	48,885
Add: Income taxes	8,540	23,093
EBITDA	$146,796	$272,494

Ocean Rig Investments Inc.
Selected Historical Consolidated Financial Information and Other Data
The following table sets forth certain financial and other data of Ocean Rig Investments Inc., our wholly owned subsidiary, which is designated as an unrestricted subsidiary under our loan agreements and were prepared by us for use in connection with certain reporting requirements included in our loan agreements.
	Year ended December 31, 2015	Six-months ended June 30, 2016
(Dollars in thousands)
Total assets	$180,013	$180,240
Shareholders equity	180,012	180,240
Total cash and cash equivalents	180,010	130,329

	Six-months ended June 30
	2015	2016
(Dollars in thousands)
EBITDA	$-	$(1)

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
(Dollars in thousands)	Six-months ended June 30
	2015	2016
Net income	$-	$227
Add: Net interest expense	-	(228)
EBITDA	$-	$(1)

Significant Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the six -month period ended June 30, 2016.

FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
●	the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new drilling units on the market and effects of declines in commodity prices and downturns in the global economy on t
●	hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and drilling unit mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;
●	political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
●	the inability to repatriate income or capital;
●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls or imposition of trade barriers;
●	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;
●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
●	the level of expected capital expenditures and the timing and cost of completion of capital projects;
●	our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
●	Continued borrowing ability under our debt agreements and compliance with the covenants contained therein;
●	Our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
●	factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;
●	the effects of accounting changes and adoption of accounting policies;
●	recruitment and retention of personnel; and
●	other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20–F.
We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, we expressly disclaim any obligation to update and revise any forward looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2015 and 2016
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2015	June 30, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$734,747	$866,742
Restricted cash	2,718	1,893
Trade accounts receivable, net of allowance for doubtful receivables of $117,438 and $76,816 as at December 31, 2015 and June 30, 2016, respectively	416,104	335,660
Other current assets (Note 4)	84,533	80,293
Total current assets	1,238,102	1,284,588

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs (Note 5)	394,852	420,912
Drilling units, machinery and equipment, net (Note 6)	6,336,892	6,248,584
Total fixed assets, net	6,731,744	6,669,496

OTHER NON-CURRENT ASSETS:
Restricted cash (Note 8)	10,020	15,000
Financial instruments (Note 9)	3,494	-
Other non-current assets (Note 7)	36,860	17,461
Total non-current assets, net	50,374	32,461
Total assets	$8,020,220	$7,986,545

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 8)	$56,725	$200,839
Accounts payable and other current liabilities	104,029	66,314
Due to related parties (Note 3)	-	235
Accrued liabilities (Note 3)	118,231	108,207
Deferred revenue	113,548	50,571
Financial instruments (Note 9)	8,931	6,703
Total current liabilities	401,464	432,869

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	4,271,743	3,856,753
Financial instruments (Note 9)	2,743	1,356
Deferred revenue	66,643	22,748
Other non-current liabilities	2,862	2,724
Total non-current liabilities	4,343,991	3,883,581

COMMITMENTS AND CONTINGENCIES (Note 14)	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized as at December 31, 2015 and June 30, 2016, nil issued and outstanding at December 31, 2015 and June 30, 2016, respectively	-	-
Common stock, $0.01par value; 1,000,000,000 shares authorized, as at December 31, 2015 and June 30, 2016 160,888,606 issued and outstanding at December 31, 2015 and June 30, 2016, respectively (Note 10)	1,609	1,609
Treasury stock: 22,222,222 shares at $0.01 par value as at December 31, 2015 and 78,301,755 shares at $0.01 par value at June 30, 2016 (Note 3)	(222)	(783)
Additional paid-in capital	3,572,549	3,523,834
Accumulated other comprehensive loss	(22,841)	(22,323)
Retained earnings / (Accumulated deficit)	(276,330)	167,758
Total stockholders' equity	3,274,765	3,670,095
Total liabilities and stockholders' equity	$8,020,220	$7,986,545

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2015 and 2016
 (Expressed in thousands of U.S. Dollars - except for share and per share data)
	Six-month period ended June 30,
	2015	2016
REVENUES:
Revenues	$835,299	$960,563

EXPENSES:
Drilling units operating expenses	295,711	256,998
Depreciation and amortization	177,150	168,766
General and administrative expenses	53,411	45,805
Legal settlements and other, net	(2,630)	(6,677)
Operating income	311,657	495,671

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 12)	(141,987)	(115,978)
Interest income	6,827	1,286
Loss on interest rate swaps (Note 9)	(10,061)	(6,547)
Gain from repurchase of senior notes (Note 8)	-	125,001
Other, net	(7,626)	(10)
Total other income/ (expenses), net	(152,847)	3,752

INCOME BEFORE INCOME TAXES	158,810	499,423
Income taxes (Note 11)	(42,797)	(55,335)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$116,013	$444,088

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC COMMON STOCKHOLDERS (Note 13)	$115,536	$442,791

EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 13)	$0.86	$3.96
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 13)	134,927,763	111,726,952
Dividend declared per share	0.38	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Six-month period ended June 30,
	2015	2016
Net income	$116,013	$444,088

Other Comprehensive income :
Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statements of Operations (Note 9)	516	518
Actuarial gains	42	-
Total Other Comprehensive income	558	518

Total Comprehensive income	$116,571	$444,606

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)
	Six-month period ended June 30,
	2015	2016
Net Cash Provided by Operating Activities	$257,628	$448,835

Cash Flows Used in Investing Activities:
Advances for drilling units under construction and related costs	(58,521)	(26,060)
Drilling units machinery, equipment and other improvements/ upgrades	(469,575)	(78,221)
Increase in restricted cash	(9,328)	(4,155)
Net Cash Used in Investing Activities	(537,424)	(108,436)
Cash Flows Provided by/(Used in) Financing Activities:
Proceeds from short/ long-term credit facilities, term loans and senior notes	462,000	-
Principal payments and repayments of long-term debt and senior notes	(25,726)	(35,452)
Net proceeds from common stock issuance	192,707	-
Repurchase of common stock	-	(49,911)
Senior notes repurchase	-	(121,455)
Dividends paid	(50,281)	-
Payment of financing costs, net	(6,175)	-
Net Cash Provided by/ (Used in) Financing Activities	572,525	(206,818)
Effect of exchange rate changes on cash		(1,586)
Net increase in cash and cash equivalents	292,729	131,995
Cash and cash equivalents at beginning of period	528,933	734,747
Cash and cash equivalents at end of period	$821,662	$866,742

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

1.	Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig" or the "Group"). Ocean Rig was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. as an international contractor of offshore deepwater drilling services. The Company was established by DryShips Inc. ("DryShips" or formerly the "Parent") for the purpose of being the holding company of its drilling segment. On November 24, 2010, Ocean Rig UDW established an office and was registered with the Cypriot Registrar of companies as an overseas company.  As of April 14, 2016, the corporate domicile of the Company moved from the Republic of the Marshall Islands to the Cayman Islands.
From June 8, 2015 through April 4, 2016 and following a public offering (Note 10), the Company was considered as an affiliate entity and not as a controlled subsidiary of DryShips. On April 5, 2016, the Company purchased all of its shares held by DryShips, through its unrestricted subsidiary, Ocean Rig Investments Inc. (Note 10). After this transaction, DryShips no longer holds any equity interest in the  Company.
On September 11, 2015, the Company entered into an agreement to provide third party technical management services for the offshore drilling unit Cerrado. On April 28, 2016, the Company acquired the drilling unit Cerrado which was renamed to Ocean Rig Paros, (Note 6).
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 31, 2016.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements. As of December 31, 2015 and June 30, 2016, the Company consolidated one VIE, which supports the Company's drilling operations in specific locations, for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The VIE's total assets and liabilities, as of December 31, 2015, were $35,362 and $77,647, respectively, while total liabilities exceeded total assets by $42,285. The VIE's total assets and liabilities, as of June 30, 2016, were $42,956 and $83,869, respectively, while total liabilities exceeded total assets by $40,913.
In the opinion of the management, these unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's condensed consolidated financial position, statements of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2016, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

2.  Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 31, 2016 (the "Consolidated Financial Statements for the year ended December 31, 2015"). There have been no material changes to these policies in the six-month period ended June 30, 2016, except for that referred to below.
Consolidation: In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02): Consolidation - Amendments to the Consolidation Analysis, which changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. As of June 30, 2016, the Company has adopted the provisions of ASU 2015-02, which did not impact the consolidated financial statements.
Recent Accounting Pronouncements:
The Financial Accounting Standards Board ("FASB") issued the following amendments which clarifies the guidance in ASU No. 2014-09 and has the same effective date as the original standard: ASU No. 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting issued in May 2016; ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing issued in April 2016; and ASU No. 2016-08 Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net) issued in March 2016. On August 12, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014 and which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard and amendments.

In March 2016, the FASB issued ASU 2016-09, "Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic718)" ("ASU 2016-09"), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade  receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and  any other financial assets not excluded from the scope that have the contractual right to receive cash. This standard is effective for public business entities that are U.S. Securities and Exchange Commission ("SEC") filers, with reporting periods beginning after December 15, 2019 including interim periods within those fiscal years. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties:
The amounts included in the accompanying condensed consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:

	December 31,	June 30,
	2015	2016
Balance Sheet
Due to related parties	-	235
Due to related parties - Total	-	235

Advances for drilling units under construction and related costs	$394	$80
Drilling units, machinery and equipment, net	$2,961	$488
Accrued liabilities	$6,432	$8,965

	Six-month period ended June 30,
Statement of Operations	2015	2016
Revenues – commission fees	$8,439	$8,296
Drilling units operating expenses	$-	$3,659
General and administrative expenses	$5,730	$14,932
Interest income	$6,339	$-

Cardiff Drilling Inc.: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling")  a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Ocean Rig Management has engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities and will also reimburse associated legal expenses. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drilling units under construction and related costs" being a directly attributable cost to the construction, as applicable. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

3. Transactions with Related Parties (continued):
Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and, (ii) at any time by the mutual agreement of the parties. On July 29, 2015, the Company amended its agreement with Vivid to expand the scope of the services provided under the agreement to the Company and its subsidiaries or affiliates, to cover certain cash management and cash investment services.  In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 30% of any profits provided the profits are at least 10% of the invested amount.
Basset Holdings Inc.: Effective June 1, 2012, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Basset Holdings Inc. ("Basset"), a Marshall Islands entity beneficially owned by the Company's President, Mr. Anthony Kandylidis, for the provision of his services to the Company. The agreement has an initial term of five years and may be renewed or extended for one-year successive terms with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Basset. Basset is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Basset will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Basset may terminate the agreement without cause upon three months written notice. In addition, Basset may terminate the agreement for good reason and in such event, the Company will be obligated to pay a lump sum amount.
Basset is also the owner of 114,286 shares of the Company's common stock, as of June 30, 2016.
Steel Wheel Investments Limited: Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's President, Mr. Antony Kandylidis, is the owner of 1,570,226 shares of the Company's common stock, as of June 30, 2016.

George Economou: Mr. George Economou, the Company's Chairman and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering of 28,571,428 shares of the Company's common stock at the public offering price (Note 10). As of June 30, 2016, Mr. George Economou has a 5.4% shareholding of the Company.
Azara Services S.A.: Effective January 1, 2013, the Company entered through one of its' wholly owned subsidiaries into a consultancy agreement with Azara Services S.A. ("Azara"), a Marshall Islands entity beneficially owned by the Company's Chief Executive Officer, Mr. George Economou, for the  provision of the services of the Company's Chief Executive Officer. The agreement has an initial term of five years and may be renewed or extended with the consent of both parties. Under the terms of the agreement, the Company is obligated to pay an annual remuneration to Azara.  Azara is also entitled to cash or equity-based bonuses to be awarded at the Company's sole discretion. The Company may terminate the agreement for cause, as defined in the agreement, in which case Azara will not be entitled to further payments of any kind. Upon termination of the agreement without cause, or in the event the agreement is terminated within three months of a change of control, as defined in the agreement, the Company will be obligated to pay a lump sum amount. Azara may terminate the agreement without cause upon three months written notice. In addition, Azara may terminate the agreement for good reason and in such event the Company will be obligated to pay a lump sum amount.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

3.  Transactions with Related Parties (continued):
DryShips Inc.: On November 18, 2014, the Company entered into a $120,000 Exchangeable Promissory Note with its former parent company, DryShips. The loan from the Company to DryShips bore interest at a LIBOR plus margin rate and was due in May 2016. On June 4, 2015, the Company and DryShips signed an amendment under the $120,000 Exchangeable Promissory Note to, among other things, partially exchange $40,000 of the loan for 4,444,444 of the Company's shares owned by DryShips, amend the interest of the loan and pledged to the Company 20,555,556 shares of the Company's stock owned by DryShips. On August 13, 2015, the Company reached an agreement with DryShips and exchanged the remaining outstanding balance of $80,000 owed to the Company under the $120,000 Exchangeable Promissory Note, for 17,777,778 shares of the Company's shares owned by DryShips. During the six-month period ended June 30, 2015, the Company earned interest income amounting to $6,339 from DryShips under this loan agreement. During the six-month period ended June 30, 2015, the Company paid dividends of $50,281 of which, $29,755 were paid to DryShips.
On March 29, 2016, the Company entered into 60 day time charter agreements for the offshore support vessels Crescendo and Jubilee with two subsidiaries of DryShips to assist with the stacking of the Company's drilling units in Las Palmas.
On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of the Company's common stock previously held by DryShips. After this transaction, DryShips, no longer holds any equity interest in the Company (Note 10).
TMS Tankers Ltd. /TMS Offshore Services Ltd.: During 2015 TMS Tankers Ltd., and TMS Offshore Services Ltd., entities beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, charged the Company for various ad-hoc ancillary services.
TMS Offshore Services Ltd.: On March 31, 2016, the Company signed a management services agreement with TMS Offshore Services Ltd. (''TMS"), a company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, to provide certain management services related to the Company's drilling units including but not limited to  commercial, financing, legal and insurance services, which is effective from January 1, 2016. Under the terms of this agreement, TMS will be compensated with a one-time set up fee of $2,000, a fixed monthly fee of $835 as well as certain variable fees including 1.00% on monies earned under drilling contracts, 0.75% on sale and purchase or M&A transactions and 0.20% on all financing transactions. Furthermore, the Company will reimburse TMS for all out-of-pocket expenses and travel expenses. The Company may terminate the agreement for convenience for a fee of $150,000. This agreement supersedes the previous agreements with Vivid and Cardiff Drilling, which will be cancelled at no cost to the Company.
4. Other Current Assets:
The amount of other current assets shown in the condensed consolidated balance sheets is analyzed as follows:
	December 31, 2015	June 30, 2016
Inventories	$18,088	$18,872
Deferred mobilization expenses	43,825	34,276
Prepayments and advances	20,607	19,818
Other	2,013	7,327
	$84,533	$80,293

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

5.  Advances for drilling units under construction and related costs:
The amounts shown in the accompanying condensed consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the consolidated financial statements for the year ended December 31, 2015.
The movement of the account during the six-month period ended June 30, 2016, was as follows:
Balance, December 31, 2015	$394,852
Advances for drilling units under construction and related costs	26,060
Balance, June 30, 2016	$420,912

The Company has advanced $159,358, $108,400 and $76,600 to the yard for the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos, respectively.
On August 11, 2016 , the Company reached an agreement with the yard (Note 15) related to the construction of its three drilling units, which provides for the re-scheduling of certain installments, the increase in the contract price and the postponement of the delivery of the Ocean Rig Santorini and the Ocean Rig Crete, and the suspension of the construction of the Ocean Rig Amorgos.
6.  Drilling units, machinery and equipment, net:
The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$7,258,995	$(922,103)	$6,336,892
Additions	79,212	-	79,212
Depreciation	-	(167,520)	(167,520)
Balance June 30, 2016	$7,338,207	(1,089,623)	6,248,584

On April 28, 2016, the Company acquired the 6th generation ultra-deepwater drilling unit Cerrado, sold through an auction, for a purchase price of $65,000. The drilling unit was built in 2011 to similar design specifications to the Company's existing 6th generation drilling units and was renamed as Ocean Rig Paros.
As of June 30, 2016, all of the Company's operating drilling units, apart from the Ocean Rig Paros, have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and term loan B facilities discussed in Note 8.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

7.   Other non-current assets:
The amounts of other non-current assets shown in the accompanying condensed consolidated balance sheets are analyzed as follows:
	December 31, 2015	June 30, 2016

Deferred mobilization expenses	$23,992	$6,312
Intangible assets, net	3,289	2,567
Prepaid investments	9,579	8,582
Total	$36,860	$17,461

 8.  Long-term Debt:
	December 31, 2015	June 30, 2016
$1.3 billion Senior Secured Term Loan B Facility	$1,283,750	$1,277,250
$1.9 billion Secured Term Loan B Facility	1,857,250	1,847,750
$462 million Senior Secured Credit Facility	432,821	413,368
7.25% Senior Unsecured Notes	229,411	130,974
6.5% Senior Secured Notes	607,742	459,723
Less: Deferred financing costs	(82,506)	(71,473)
Total debt	4,328,468	4,057,592
Less: Current portion	(56,725)	(200,839)
Long-term portion	$4,271,743	$3,856,753

7.25% Senior Unsecured Notes due 2019
On March 26, 2014, the Company issued $500,000 aggregate principal amount of 7.25% Senior Unsecured Notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.
The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.
As of June 30, 2016, one of the Company's wholly owned subsidiary purchased in the open market an aggregate principal amount of $369,026 of these notes and the outstanding balance reported above, of $130,974, is net of the notes repurchased in the open market.
During the six-months period ended June 30, 2016, the purchase of the notes, resulted in a gain of $57,160 and is included in "Gain from repurchase of senior notes" in the accompanying 2016 consolidated statement of operations.

6.50% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.
The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries of the Issuer and are secured by certain assets of, and by a pledge of the stock of, the Issuer and the subsidiaries of the Issuer. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

8.  Long-term Debt (continued):
Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase.
As of June 30, 2016, one of the Company's wholly owned subsidiary purchased in the open market an aggregate principal amount of $340,277 of these notes and the outstanding balance reported above, of $459,723, is net of the notes repurchased in the open market.

During the six-months period ended June 30, 2016, the purchase of the notes, resulted in a gain of $67,841 and is included in "Gain from repurchase of senior notes" in the accompanying 2016 consolidated statement of operations.
$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to repay the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.
$1.9 billion Secured Term Loan B Facility
On July 12, 2013,  the Company, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1,800,000 senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975,000 ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825,000 ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. On July 26, 2013, the Company through its wholly-owned subsidiaries DFHI and Drillships Projects Inc. entered into an incremental amendment to the $1,800,000 senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100,000.
On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.
$462 million Senior Secured Credit Facility
On February 13, 2015, the Company's wholly owned subsidiary, Drillship Alonissos Shareholders Inc., entered into a secured term loan facility agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, for up to $475,000 to partially finance the construction costs of the Ocean Rig Apollo. This facility has a 5 year term and bears interest at LIBOR plus a margin. On March 3, 2015, the Company drew down an amount of $462,000 under this facility and pledged restricted cash of $15,000, as of June 30, 2016, associated with the respective loan. On February 11, 2016, the charterer for the Ocean Rig Apollo sent to the Company a notice of termination for convenience of the drilling contract. Under the $462,000 Senior Secured Credit Facility, the Company was required to find a new Satisfactory Drilling Contract (as defined in the loan agreement) by May 21, 2016. The Company has not yet entered into a new drilling contract for the Ocean Rig Apollo and, therefore, the Company is required to make a mandatory prepayment of approximately $145,894 by August 22, 2016.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

8.  Long-term Debt (continued):
The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.
Certain of the Company's debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements and restrict, without the bank's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends, change the management and ownership of its drilling units, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.
Total interest and debt amortization cost incurred on long-term debt for the six-month periods ended June 30, 2015 and 2016, amounted to $149,804 and $129,791, respectively, of which $14,378 and $12,361, respectively, were capitalized as part of the cost of the drilling units under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.
The Company's weighted average interest rates on the above bank loans and notes were 6.28% and 6.12%, as of June 30, 2015 and 2016, respectively.
The annual principal payments required to be made after June 30, 2016, including balloon payments, totaling $4,129,065 due through July 2021, are as follows:
June 30, 2017	216,800
June 30, 2018	530,628
June 30, 2019	201,878
June 30, 2020	182,759
June 30, 2021 and thereafter	2,997,000
Total principal payments	4,129,065
Less: Deferred financing costs	(71,473)
Total debt	$4,057,592

9.  Financial Instruments and Fair Value Measurements:
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.
As of June 30, 2016, the Company had outstanding five interest rate swap agreements, of $1.0 billion notional amount, maturing from July 2017 through November 2017.
The Company recognizes all derivative instruments as either assets or liabilities at fair value on its condensed consolidated balance sheets.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

9.  Financial Instruments and Fair Value Measurements (continued):
Tabular disclosure of financial instruments is as follows:
Fair Values of Derivative Instruments in the Balance Sheet:
Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2015 Fair value	June 30, 2016 Fair value
Interest rate swaps	Financial Instruments non-current assets	$3,494	$-
Interest rate swaps	Financial Instruments current liabilities	(8,931)	(6,703)
Interest rate swaps	Financial Instruments non-current liabilities	(2,743)	(1,356)
Total derivatives		$(8,180)	$(8,059)

During the six-month periods ended June 30, 2015 and 2016, the losses transferred from accumulated other comprehensive loss in the accompanying unaudited interim condensed consolidated statements of operations were $516 and $518, respectively. The estimated net amount of existing losses at June 30, 2016, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,035.
The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:
		Amount of Loss
Derivatives not designated as hedging instruments	Location of Loss Recognized	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016
Interest rate swaps	Loss on interest rate swaps, net	(10,061)	(6,547)
Total		$(10,061)	$(6,547)

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current assets and liabilities reported in the condensed consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The 7.25% Senior Unsecured Notes, the Drill Rigs Senior Notes and the Term Loan B Facilities have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter market). The $462 million Senior Secured Credit Facility, has a floating rate on LIBOR and its' carrying value is approximately the same as its' fair market value.
The estimated fair value of the above 7.25% Senior Unsecured Notes, Drill Rigs Senior Notes, $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility at December 31, 2015, is approximately $100,367, $357,431, $427,168 and 628,242, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at December 31, 2015, is $226,655, $601,845, $1,814,746 and $1,257,484, respectively.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

9.  Financial Instruments and Fair Value Measurements (continued):
The estimated fair value of the above 7.25% Senior Unsecured Notes and the 6.5% Drill Rigs Senior Secured Notes as at June 30, 2016, is approximately $75,638, $231,011, respectively. The estimated fair value of the above $1.9 billion Secured Term Loan B Facility and $1.3 billion Senior Secured Term Loan B Facility is $746,029 and $835,002, respectively. For the aforementioned senior notes and term loans their carrying value net of finance fees as at June 30, 2016, is $129,617, $456,475, $1,809,430 and $1,253,080 respectively.
The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.
Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.
The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.
	June 30, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-liability position	(8,059)	-	(8,059)	-

Total	$(8,059)	-	(8,059)	$-

10. Common Stock and Additional Paid-in Capital:
General
The Company's authorized capital stock consisted of 1,000,000,000 common shares and 500,000,000 preferred shares par value $0.01 per share.
All Company's common stock has equal voting rights and participates equally in dividend distribution.
Dividends:
In March 2015 and in May 2015, the Company paid dividends of $0.19 per common share to its shareholders, with respect to the quarters ended December 31, 2014 and March 31, 2015, respectively.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

Issuance of common shares

On June 8, 2015, the Company successfully completed the offering of 28,571,428 shares of its common stock, par value $0.01 per share, at a price of $7.00 per share, resulting in proceeds of $194,134, after deducting placement fees. As part of the offering, Mr. George Economou, the Company's Chairman and Chief Executive Officer, purchased $10,000, or 1,428,571 shares, of common stock in the offering at the public offering price.
Treasury stock
During the year ended December 31, 2015, the Company exchanged the $120,000 Exchangeable Promissory Note for an aggregate amount of 22,222,222 of the Company's shares owned by Dryships (Note 3). These shares were not retired and are held as treasury stock.
On April 5, 2016, the Company's unrestricted subsidiary, Ocean Rig Investments Inc., purchased 56,079,533 shares of the Company's common stock previously held by DryShips (Note 3). These shares were not retired and are treated as treasury stock for accounting purposes since under U.S. GAAP the parent's shares purchased by a subsidiary are treated as treasury shares. The Company is incorporated in the Cayman Islands. Under Cayman Islands law, shares of a parent company held by a subsidiary company are not characterized as treasury shares, are entitled to vote and be counted in determining the total number of outstanding shares in the Company.
Restricted stock awards
On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.
The Company's Compensation Committee approved the grant of the following restricted stock awards. The shares for these awards vest over a period of three years and the stock-based compensation is being recognized to expenses over the vesting period and is based on the fair value of the Ocean Rig shares on the grant date of each award.
On August 19, 2014, the grant of 150,000 shares with fair value of $18.37 to Azara;
On December 30, 2014, the grant of 300,000 shares with fair value of $9.46 to Azara;
As of June 30, 2016, 370,250 shares have vested.
On May 17, 2016, the Company's Compensation Committee approved the discontinuance of the granting of stock awards to the employees of the Company. Following the approval, all the Company's restricted stock awards (apart from the above) were cancelled,

10.  Common Stock and Additional Paid-in Capital (continued):
A summary of the status of Ocean Rig's non-vested shares as of June 30, 2016 and the movement during the six-month period then ended, is presented below.
	Number of non-vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2015	405,298	10.80
Forfeited	(155,298)	10.08
Balance June 30, 2016	250,000	11.24

As of December 31, 2015 and June 30, 2016, there was $2,299 and $906 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $ 2,381 and $915  represent the stock based compensation expense for each period accordingly and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the periods ended June 30, 2015 and 2016, respectively.
11.  Income Taxes:
Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.
12.  Interest and Finance Costs:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Six-month period ended June 30,
	2015	2016
Interest costs on long-term debt, including amortization of financing costs	$149,804	$129,791
Discount on receivable from drilling contract	5,419	(1,816)
Capitalized borrowing costs	(14,378)	(12,361)
Commissions, commitment fees and other financial expenses	1,142	364
Total	$141,987	$115,978

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. Dollars)

13.  Earnings per share:

	Six-month period ended June 30,
	2015			2016
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income	$116,013	-	-	$444,088	-	-

Less: Non-vested common stock dividends declared and undistributed earnings	(477)	-		(1,297)	-	-

Basic and diluted EPS Income/ (loss) attributable to common stockholders	$115,536	134,927,763	0.86	$442,791	111,726,952	3.96

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the six-month periods ended June 30, 2015 and 2016. For the six-month period ended June 30, 2015 and 2016, non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

14.  Commitments and Contingencies:
14.1 Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.
As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.
OCR Falklands Drilling Inc., a subsidiary of the Company, commenced arbitration proceedings against Premier Oil Plc. and Noble Energy Falklands Ltd. for terminating the contract on February 12, 2016, for the drilling unit Eirik Raude.
On March 7, 2016, two of the Company's subsidiaries commenced arbitration proceedings against Total E&P Angola for the termination of the contract with the drilling unit Ocean Rig Olympia.
The Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.
14.2 Purchase Obligations:
The following table sets forth the Company's contractual purchase obligations as of June 30, 2016.
	2017	2018	2019	Total
Drilling unit building contracts	$592,890	495,800	464,000	$1,552,690
Total obligations	$592,890	495,800	464,000	$1,552,690

15. Subsequent Events:
15.1 On August 11, 2016, the Company entered into agreements with Samsung Heavy Industries ("SHI") to amend certain terms relating to contracts for the construction of our three seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos) which were previously scheduled for delivery in 2017, 2018 and 2019, respectively). As part of the agreements, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694,790 and $709,565, respectively. With respect to the Ocean Rig Amorgos, the Company agreed to suspend its construction for a period of up to 18 months, with an option to the parties to reinstate the construction at any time during this period. (See also "Recent Development" in the Management's Discussion and Analysis.)